Filed by: BHP Billiton Plc

and BHP Billiton Limited

Pursuant to Rule 425 under the Securities Act of 1933

Subject Company: Rio Tinto Plc

Commission File No.: 001-10533

and

Rio Tinto Limited

Commission file No.: 000-20122

The following are excerpts of speeches delivered by Don Argus, Chairman, and Marius Kloppers, Chief Executive Officer, at BHP Billiton Limited’s Annual General Meeting held November 28, 2007, and made available on that date.

Don Argus, Chairman, BHP Billiton

***

And almost three weeks ago we announced a proposal to combine BHP Billiton with Rio Tinto to create the world’s premier diversified natural resources company.

***

Before I move to the business of the meeting let me talk briefly about our recent announcement proposing the combination of BHP Billiton with Rio Tinto.

BHP Billiton and Rio Tinto are both great companies.

They are both leaders in our industry and in the broader commercial world.

They have fine people, fine assets and are wholly aligned in their commitments to safety, the environment and the community.

Many of you will be shareholders in both companies and will have seen first hand how those attributes have delivered considerable shareholder value over the years.

So why does your Board believe that these companies should be combined?

Quite simply because we believe that a combination of the two will deliver more shareholder value than either is capable of delivering alone.

The combination presents an opportunity to create the world’s premier diversified natural resources company and in our view no other combination is as logical or compelling.

Marius will talk more about our proposal, including the strategic rationale later in the meeting.

***

Marius Kloppers, Chief Executive Officer, BHP Billiton

***

I would like to set out what I see as the priorities for the business.

The starting point is that we are sticking to our strategy, staying with a proven formula. Our strategy will continue to be to operate upstream, long-life, low-cost, expandable, high-margin, export-oriented assets, diversified by commodity and geography.

This strategy has served us extremely well over the last six years and I believe it is an appropriate foundation for us going forward.

Our proposal to combine BHP Billiton with Rio Tinto fits well with this strategy; so well, in fact, we describe it as compelling.

We believe that there are three main reasons why Rio Tinto should engage with us on this proposal:

1.	It is founded on a widely acknowledged rationale and logic.

2.	It comes at a time when the world is hungry for resources. We are living through a globally significant event of urbanization and industrialisation. In China, for example, our studies indicate hundreds of millions of people are moving to the cities. Our proposal can accelerate the rate of resource development to help meet the increasing demand.

3.	Our proposal identifies unique synergies made possible by the locations of the two companies’ key mineral basins, assets and infrastructure. So the proposal unlocks value for both sets of shareholders and unblocks supply lines for our customers. Put simply, our customers will see more product, more quickly.

You may be aware that I have spent the last two weeks visiting investors and customers around the world. Overwhelmingly, investors see the logic in our proposal. We have engaged in open dialogue with our customers to explain our proposal and the benefits we believe it offers them.

We have also begun talking to them about issues of concern. We know our customers well and we will continue to talk with them about these and other issues.

Many already see the logic of our proposal and the benefits of more product to market, more quickly.

The bottom line here is simple—these two companies are worth more together than apart. It is not a question of us needing them or them needing us. This is about unlocking value for both sets of shareholders that neither company can access on its own.

We remain hopeful that Rio Tinto will engage with us on this important proposal which is about creating additional value for shareholders of both companies.

***

Don Argus, Chairman, BHP Billiton

***

In closing the meeting, let me say again that the results for the 2007 financial year are an indication of the strength of the BHP Billiton Group.

BHP Billiton is in excellent financial shape.

We have very strong cash flows and margins, outstanding leadership, a committed workforce and an impressive pipeline of growth projects. Your Board and management are focused on ensuring that shareholders, our employees and the communities in which we operate share in our success.

We have a unique opportunity to make this company even better.

So let me make a final comment about our proposal to combine BHP Billiton with Rio Tinto.

We agree that these two companies are very good companies on their own, they have already created a significant amount of value in the past and would continue to do so in the future. But the main point is that they are worth much more together than apart.

Let me conclude by saying that this proposal makes strategic and economic sense for both our two companies and makes sense for our customers.

Most importantly our approach to Rio Tinto is founded on the Board’s firm belief that our proposal, if implemented, will be value enhancing for all shareholders and will create a company that will meet the challenges of a very different world.

Your Board has sought and will continue to seek to engage in discussions with Rio Tinto with a view to obtaining the support and recommendation of its Board for this proposal.

We will keep you informed and report to you on material developments.

***

Disclaimer

In connection with BHP Billiton’s proposed combination with Rio Tinto by way of the proposed Schemes of Arrangement (the “Schemes”), the new BHP Billiton shares to be issued to Rio Tinto shareholders under the terms of the Schemes have not been, and will not be, registered under the US Securities Act of 1933, as amended, or under the securities laws of any state, district or other jurisdiction of the United States, and no regulatory clearances in respect of the new BHP Billiton shares have been, or (possibly with certain limited exceptions) will be, applied for in any jurisdiction of the United States. It is expected that the new BHP Billiton shares will be issued in reliance upon the exemption from the registration requirements of the US Securities Act provided by Section 3(a)(10) thereof.

In the event that the proposed Schemes do not qualify (or BHP Billiton otherwise elects pursuant to its right to proceed with the transaction in a manner that does not qualify) for an exemption from the registration requirements of the US Securities Act, BHP Billiton would expect to register the offer and sale of the securities it would issue to Rio Tinto US shareholders and Rio Tinto ADS holders by filing with the US Securities and Exchange Commission (the “SEC”) a registration statement (the “Registration Statement”), which would contain a prospectus (“Prospectus”), as well as other relevant materials. No such materials have yet been filed. This communication is not a substitute for any Registration Statement or Prospectus that BHP Billiton may file with the SEC.

U.S. INVESTORS AND U.S. HOLDERS OF RIO TINTO SECURITIES AND ALL HOLDERS OF RIO TINTO ADSs ARE STRONGLY URGED TO READ THE REGISTRATION STATEMENT AND PROSPECTUS AND ANY OTHER DOCUMENTS MADE AVAILABLE TO THEM AND/OR FILED WITH THE SEC REGARDING THE POTENTIAL TRANSACTION, AS WELL AS ANY AMENDMENTS AND SUPPLEMENTS TO THOSE DOCUMENTS, IF AND WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION.

If and when filed, investors and security holders will be able to obtain a free copy of the Registration Statement, the Prospectus as well as other relevant documents filed with the SEC at the SEC’s website (http://www.sec.gov), once such documents are filed with the SEC. Copies of such documents may also be obtained from BHP Billiton without charge, once they are filed with the SEC.